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                                                     EXHIBIT 11
VANGUARD CELLULAR SYSTEMS, INC. AND SUBSIDIARIES
CALCULATION OF FULLY DILUTED NET LOSS PER SHARE
FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1994


(Dollar amounts in thousands, except per share data)

		                                     1995		1994


NET LOSS		                       $     (7,157)      $    (3,055)
Weighted average number of common
  shares outstanding			         40,686,397	   38,401,896
Adjustments necessary to reflect
  weighted average number of common
  shares outstanding on a fully
  diluted basis			                  1,488,464	    1,280,420
                                                 42,174,861        39,682,316


Fully diluted net loss per share		$    (0.17)	$	(0.08)